THE KROGER CO.

1014 VINE STREET   •   CINCINNATI, OHIO  45202-1100

J. Michael Schlotman	513-762-4851
Senior Vice President and	FAX 513-762-1203
Chief Financial Officer

August 31, 2012

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:          The Kroger Co.

Form 10-K for the Fiscal Year Ended January 28, 2012, filed March 27, 2012

File No. 1-303

Dear Mr. Thompson:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated August 8, 2012, pertaining to the referenced Form 10-K.  The staff’s comments are reproduced below, followed by our responses.

Item 7.  Managements Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

Net Earnings, page 12

1.         We note that you characterize the one-time charges excluded from adjusted net earnings and adjusted net earnings per diluted share as non-recurring.  Please note that adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years is prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K.  Please revise your description of the charges in the third paragraph in future filings to comply with the prohibition in Item 10(e)(1)(ii)(B) of Regulation S-K or otherwise advise.  Please also revise your disclosure in future filings to disclose that adjusted earnings and adjusted earnings per share are non-GAAP financial measures.  In addition, if material, please disclose the additional purposes, if any, for which management uses the non-GAAP financial measures.

Kroger Response

Under circumstances in which the nature of a charge or gain is such that it is reasonably likely to recur within two years or where there is a similar charge or gain within the prior two years, we will refrain from describing same as “non-recurring,” consistent with Item 10(e)(1)(ii)(B) of Regulation S-K.  In future filings, to the extent we include disclosure of the non-GAAP financial measure adjusted net earnings (and adjusted net earnings per diluted share), our description of the charges in the third paragraph, on page 12, under Net Earnings, will be consistent with the following:

“Management believes adjusted net earnings (and adjusted net earnings per diluted share) are useful metrics to investors and analysts because the charges referenced above in net earnings and net earnings per diluted share are not directly related to our day-to-day business.  Adjusted net earnings (and adjusted net earnings per diluted share) are non-GAAP financial measures and should not be considered alternatives to net earnings (and net earnings per diluted share) or any other GAAP measure of performance.  Adjusted net earnings (and adjusted net earnings per diluted share) should not be reviewed in isolation or considered substitutes for our financial results as reported in accordance with GAAP.  Management uses adjusted earnings (and adjusted net earnings per diluted share) as it believes these measures are more meaningful indicators of operating performance since, as adjusted, those earnings relate more directly to our day-to-day operations.  Management also uses adjusted earnings (and adjusted net earnings per diluted share) as a performance metric for management incentive programs, and to measure our progress against internal budgets and targets.”

Item 8.  Financial Statements and Supplementary Data, page 34

Consolidated Statement of Changes in Shareowners’ Equity, page 38

2.         Please tell us your consideration of disclosing the accumulated balances for each component of other comprehensive income.  Please refer to ASC 220-10-45-14.

Kroger Response

We disclosed our major components of accumulated other comprehensive loss in our “Notes to Consolidated Financial Statements.”  Our major components of accumulated comprehensive loss are from Company sponsored benefit plans and cash flow forward-starting interest rate swaps.  Our accumulated other comprehensive loss related to Company sponsored benefit plans, as disclosed in Note 13 to the Consolidated Financial Statements, was $1.3 billion on a pre-tax basis.  Our accumulated other comprehensive loss related to cash flow forward-starting interest rate swaps, as disclosed in Note 6 to the Consolidated Financial Statements, was $26 million (net of tax).  After consideration of ASC 220-10-45-14, in future filings of our Form 10-K we will disclose each of our components of accumulated comprehensive income or loss net of tax either in a table or narratively in Note 1 to the Consolidated Financial Statements.

Notes to Financial Statements, page 39

Inventories, page 39

3.        Please tell us the nature of the cost elements capitalized in inventories.  In addition, please tell us your consideration of disclosing the cost elements included in inventories.  Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Kroger Response

The Company’s inventory primarily consists of finished goods.  As of January 28, 2012, actual purchase costs net of vendor allowances and cash discounts represented substantially all the amount recorded as inventory.  The amount not related to actual purchase costs net of vendor allowances and cash discounts is not material to the Company’s Consolidated Financial Statements.  In future filings of our Form 10-K we will make disclosure comparable to the following in the second paragraph to Note 1 to the Consolidated Financial Statements under Inventories:

“The item-cost method of accounting to determine inventory cost before the LIFO adjustment is followed for substantially all store inventories at the Company’s supermarket divisions.  This method involves counting each item in inventory, assigning costs to each of these items based on the actual purchase costs (net of vendor allowances and cash discounts) of each item and recording the cost of items sold.  The item-cost method of accounting allows for more accurate reporting of periodic inventory balances and enables management to more precisely manage inventory when compared to the retail method of accounting.  In addition, substantially all of the Company’s inventory consists of finished goods and is recorded at actual purchase costs (net of vendor allowances and cash discounts).”

10.  Stock Option Plans, page 54

4.         We note your disclosure in footnote (1) on page 75 and in your definitive proxy statement that you have granted performance units that are earned only to the extent performance objectives are achieved.  However, it appears that you have not disclosed the terms of the performance unit awards or provided the disclosures required by ASC 718.  Please advise.

Kroger Response

Kroger refers the staff to Exhibit 10.18 to the Annual Report on Form 10-K, which exhibit sets forth the metrics and other terms and conditions of the performance unit awards.  The payout percentages for each of the metrics are set forth at page 26 of Kroger’s definitive proxy statement, in the third paragraph under the heading “Equity.”   The specific hurdles for the Customer 1st Tracker and Associate Survey associate engagement results have not been disclosed.  Kroger refers the staff to its letter dated December 11, 2008, in response to the staff’s comment letter dated October 16, 2008, pertaining to the same subject matter.  Kroger sought confidential treatment for that response, and received a closure letter dated January 8, 2009, from the staff.  Continued confidential treatment of these performance metrics and the manner in which a payout is calculated is warranted as they constitute confidential commercial and financial information that, if disclosed, could be used by competitors in a manner that would cause substantial competitive harm to Kroger.  Further, the expense related to these performance units was approximately $1.3 million and $0.4 million in fiscal years 2011 and 2010, respectively, making them immaterial to Kroger’s Consolidated Financial Statements.

We acknowledge that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (513) 762-4851.

Sincerely,

/s/ J. Michael Schlotman

cc:  Yolanda Guobadia, Staff Accountant

David B. Dillon

Paul Heldman

M. Elizabeth Van Oflen

Dennis H. Hackett

Bruce M. Gack

Christine S. Wheatley